SCHEDULE 13D

CUSIP No. 54951L109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Luckin Coffee Inc.

(Name of issuer)

Class A Ordinary Shares, par value US$0.000002 per share

(Title of class of securities)

54951L109 (1)

(CUSIP number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1313, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Centurium Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 823,588,863 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 823,588,863 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 823,588,863 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.4% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) CO

(1) Represents 383,425,748 Class A Ordinary Shares and 440,163,115 Class A Ordinary Shares issuable upon conversion of 144,778,500 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.

(2) Based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 440,163,115 Class A Ordinary Shares issuable upon conversion of 144,778,500 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).

SCHEDULE 13D

CUSIP No. 54951L109

(1)	Names of reporting persons Hui Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 823,588,863 Class A Ordinary Shares (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 823,588,863 Class A Ordinary Shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 823,588,863 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.4% of the Ordinary Shares (2)
(14)	Type of reporting person (see instructions) IN

(1) Represents 383,425,748 Class A Ordinary Shares (as defined below) and 440,163,115 Class A Ordinary Shares issuable upon conversion of 144,778,500 Class B Ordinary Shares (as defined below) and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.

(2) Based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 440,163,115 Class A Ordinary Shares issuable upon conversion of 144,778,500 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 54951L109

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by the Reporting Persons (as defined below) in connection with a purchase by CCM Prosper L.P. (“CCM Prosper”), a limited partnership incorporated under the laws of the Cayman Islands, Tianyu Ruikong Limited (“Tianyu”), a company incorporated under the laws of the British Virgin Islands, and Masterclass Holdings Limited (“Masterclass”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, of an aggregate of 78,476,629 Class A ordinary shares, par value US$0.000002 per share (the “Class A Ordinary Shares”) of Luckin Coffee Inc., a Cayman Islands exempted company (the “Issuer”), from Camel ZQ Limited (“Camel ZQ”), an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Item 1. Security and Issuer.

This Amendment No.3 amends and supplements the prior statement on Schedule 13D as filed on December 9, 2021 (the “Original 13D”), Amendment No. 1 to Schedule 13D as filed on January 27, 2022 (the “Amendment No. 1”) and Amendment No. 2 to Schedule 13D as filed on March 11, 2022 (the “Amendment No. 2” and as amended and supplemented by this Amendment No. 3, this “Schedule 13D”), and relates to the beneficial ownership of the Class A Ordinary Shares of the Issuer whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen City, Fujian, People’s Republic of China, 361008.

In addition to the Class A Ordinary Shares, this Schedule 13D discloses interests with respect to the Class B ordinary shares, par value US$0.000002 per share, of the Issuer (the “Class B Ordinary Shares”) and the senior convertible preferred shares, par value US$0.000002 per share, of the Issuer (the “Preferred Shares”).

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Preferred Share is entitled to a number of votes equal to the number of Class A Ordinary Shares into which such Preferred Share is convertible. Each Preferred Share shall be convertible, at any time at the option of the holder thereof and at such holder’s sole discretion, into that number of Class A Ordinary Shares (or an equivalent number of ADSs) determined by dividing (i) the sum of the original issue price plus any declared but unpaid dividends on such Preferred Share, by (ii) the conversion price in effect at time of the conversion, which shall initially be the original issue price of US$0.8125 per Preferred Share and is subject to adjustment from time to time. In addition, certain reserved matters are subject to prior written consent of the holders of a majority of the outstanding Preferred Shares and holders of Preferred Shares are entitled to certain downside protection from regulatory events.

The Issuer’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, were previously listed on NASDAQ and traded under the symbol “LK” prior to their delisting on July 1, 2020, and are currently trading on the OTC Pink Sheets under the symbol (OTCPK: LKNCY).

Item 2. Identity and Background.

Item 2 of the Amendment No. 2 is amended and restated in its entirety, as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands which holds interests in the general partners of CCM Prosper and certain private equity funds that hold interests in Lucky Cup, Fortunate Cup, Cannonball (each as defined below) and Masterclass (“Centurium”); and

2.	Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium (“Mr. Li”, and together with Centurium, the “Reporting Persons”).

The address of the principal business and principal office of Centurium is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business and principal office of Mr. Li is Suite 1313, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong. The principal business of Centurium is holding interests in the general partners to certain private equity funds, including the Funds (as defined below). The principal business of Mr. Li is controlling and managing Centurium. Mr. Li is the sole director of Centurium.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds.

The information set forth in or incorporated by reference in this Schedule 13D is incorporated by reference into this Item 3.

The source of funds for the purchase of 78,476,629 Class A Ordinary Shares by CCM Prosper, Tianyu and Masterclass from Camel ZQ were from capital contributions from their respective investors.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 18, 2024, pursuant to a securities purchase agreement between Camel ZQ and CCM Prosper dated July 17, 2024 (the “CCM Prosper SPA”), Camel ZQ sold to CCM Prosper 32,313,906 Class A Ordinary Shares at a price of US$2.16625 per share and for a total consideration of US$69,999,998.87 (15% of which is subject to certain holdback arrangement pursuant to the CCM Prosper SPA) (the transactions contemplated by the CCM Prosper SPA, the “CCM Prosper Transaction”).

On July 18, 2024, pursuant to a securities purchase agreement between Camel ZQ and Masterclass dated July 17, 2024 (the “Masterclass SPA”), Camel ZQ sold to Masterclass 32,313,906 Class A Ordinary Shares at a price of US$2.16625 per share and for a total consideration of US$69,999,998.87 (15% of which is subject to certain holdback arrangement pursuant to the Masterclass SPA) (the transactions contemplated by the Masterclass SPA, the “Masterclass Transaction”).

On July 18, 2024, pursuant to a securities purchase agreement between Camel ZQ and Tianyu dated June 17, 2024 (the “Tianyu SPA”), Camel ZQ sold to Tianyu 13,848,817 Class A Ordinary Shares at a price of US$2.16625 per share and for a total consideration of US$29,999,999.83 (the transactions contemplated by the Tianyu SPA, the “Tianyu Transaction,” together with the CCM Prosper Transaction and the Masterclass Transaction, collectively, the “Transactions”).

The Reporting Person’s beneficial ownership was not changed by consummation of the Transactions, as the aggregate beneficial ownership remained at 823,588,863 Class A Ordinary Shares, representing 32.4% of the outstanding shares of the Issuer (as converted on a one-to-one basis into a single class). This calculation is based on 2,101,799,932 Class A Ordinary Shares issued and outstanding as of March 31, 2024 as disclosed on the Issuer’s annual report on Form 20-F filed with the SEC on April 8, 2024, plus an additional 440,163,115 Class A Ordinary Shares issuable upon conversion of 144,778,500 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons.

Each of the Reporting Persons acquired the Class A Ordinary Shares for long-term investment purposes and the attendant rights with respect to the Issuer. The Transactions described herein allow Centurium to reaffirm its commitment to, and extend its investment horizon in, the Issuer.

The foregoing summary is qualified in its entirety by the full text of the SPAs, copies of which are filed respectively as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety, as follows:

(a) - (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D and Item 2 above are hereby incorporated by reference in this Item 5.

The reported securities are directly held as follows: (a) Lucky Cup Holdings Limited (“Lucky Cup”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 136,172,000 Class B Ordinary Shares, convertible into 136,172,000 Class A Ordinary Shares; (b) Fortunate Cup Holdings Limited (“Fortunate Cup”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 8,606,500 Class B Ordinary Shares, convertible into 8,606,500 Class A Ordinary Shares; (c) Cannonball Limited (“Cannonball”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 295,384,615 Preferred Shares, convertible into 295,384,615 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (d) Camel ZQ holds 77,199,046 Class A Ordinary Shares (including 20,625,056 Class A Ordinary Shares in the form of 2,578,132 ADSs); (e) Cameleer L.P. (“Cameleer”), a limited partnership incorporated under the laws of the Cayman Islands, holds 125,405,404 Class A Ordinary Shares; (f) Cameleer II L.P. (“Cameleer II”), a limited partnership incorporated under the laws of the Cayman Islands, holds 102,344,669 Class A Ordinary Shares; (g) CCM Prosper holds 32,313,906 Class A Ordinary Shares; (h) Masterclass holds 32,313,906 Class A Ordinary Shares; and (i) Tianyu holds 13,848,817 Class A Ordinary Shares.

Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“Centurium Fund I”), is the sole shareholder of Lucky Cup and Fortunate Cup. Mr. Li has sole voting and investment discretion with respect to Tianyu. Centurium Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“USD Fund II”), is the sole shareholder of Masterclass. Cannonball is wholly owned by (i) Centurium Fund I, (ii) CCM Lucky, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM Lucky”) and (iii) CCM CB II, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM CB II”, and together with CCM Lucky, Centurium Fund I, USD Fund II, Cameleer, Cameleer II and CCM Prosper, the “Funds”).

Centurium holds interests in the general partners of certain private equity funds, including the Funds, that hold interests in Lucky Cup, Fortunate Cup, Cannonball and Masterclass. Mr. Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., which is the sole shareholder of Centurium. All voting power in Camel ZQ is held by an entity ultimately controlled by Mr. Li.

Accordingly, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 8,606,500 Class B Ordinary Shares held by Fortunate Cup, (iii) 295,384,615 Preferred Shares held by Cannonball, (iv) 77,199,046 Class A Ordinary Shares held by Camel ZQ (including 20,625,056 Class A Ordinary Shares in the form of 2,578,132 ADSs), (v) 125,405,404 Class A Ordinary Shares held by Cameleer, (vi) 102,344,669 Class A Ordinary Shares held by Cameleer II, (vii) 32,313,906 Class A Ordinary Shares held by CCM Prosper, (viii) 32,313,906 Class A Ordinary Shares held by Masterclass, and (ix) 13,848,817 Class A Ordinary Shares held by Tianyu.

In light of the fact that the voting and investment decisions with respect to the shares of the Issuer held by the Record Holders are made solely by the Reporting Persons, each of Lucky Cup, Fortunate Cup, Cannonball, Camel ZQ, Cameleer, Cameleer II, Centurium Fund I, CCM Lucky and CCM CB II disclaim beneficial ownership of the reported securities (including any shares of the Issuer directly held by any of the foregoing) and accordingly, have ceased reporting with respect to the reported securities.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 18, 2024, between Centurium Holdings Ltd. and Hui Li
99.2	Securities Purchase Agreement, dated July 17, 2024, between Camel ZQ Limited and CCM Prosper L.P.*
99.3	Securities Purchase Agreement, dated July 17, 2024, between Camel ZQ Limited and Masterclass Holdings Limited.*
99.4	Securities Purchase Agreement, dated June 17, 2024, between Camel ZQ Limited and Tianyu Ruikong Limited*

* Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons agree to furnish a copy of all omitted exhibits and schedules to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2024

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name:	HUI LI
Title	Director

HUI LI

By:	/s/ Hui Li
Name:	HUI LI